    Chapman and Cutler LLP
CHAPMAN    320 South Canal Street, 27th Floor
Focused on Finance    Chicago, Illinois 60606

    T 312.845.3000
    F 312.701.2361

May 9, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:    Madison ETFs Trust

To whom it may concern:

On behalf of Madison ETFs Trust (the “Registrant”), we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement relates to Madison Mosaic Income Opportunities ETF, Madison Short-Term Strategic Income ETF, Madison Aggregate Bond ETF, Madison Covered Call ETF and Madison Dividend Value ETF, each a series of the Registrant.

If you have any questions please do not hesitate to contact Kelly Pendergast Carr at (312) 845-3720.

Very truly yours,
Chapman and Cutler llp

By: /s/ Kelly Pendergast Carr
Kelly Pendergast Carr

Enclosures